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SEC Mail Processing

MAR 02 2022

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III ☆

SEC FILE NUMBER
8-67788

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2021** AND ENDING **12/31/2021**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **STARWOOD CAPITAL LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

591 WEST PUTNAM AVENUE

(No. and Street)

GREENWICH	**CT**	**06830**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

CHARLES BOULIER	(203) 422-8144	cboulier@Starwood.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DELOITTE & TOUCHE LLP

(Name – if individual, state last, first, and middle name)

30 ROCKEFELLER PLAZA	NEW YORK	NY	10112
(Address)	(City)	(State)	(Zip Code)
10/20/2003		34	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, MATTHEW GUTTIN _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of STARWOOD CAPITAL LLC _____, as of 12/31 _____, 2 2021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Compliance Officer

_____
Notary Public

Deborah Mckeown Mirra
Notary Public-Connecticut
My Commission Expires
August 31, 2023

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Starwood Capital, LLC
Greenwich, CT

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Starwood Capital, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2022

We have served as the Company's auditor since 2018.

STARWOOD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2021

Assets		
Cash	$	7,512,990
Accounts receivable - related party		396,010
Due from affiliates - shareholder servicing fee		3,547,271
Prepaid expenses		194,071
Right of use operating lease assets		354,447
Fixed assets, net		56,541
Total assets	$	12,061,330
Liabilities and Member's Equity		
Accrued compensation	$	2,236,212
Shareholder servicing fee payable		3,528,221
Accounts payable and accrued expenses		267,916
Operating lease liabilities		399,589
Total liabilities		6,431,938
Commitments		
Member's Equity		
Member's equity		5,629,392
Total liabilities and member's equity	$	12,061,330

See Notes to the Financial Statement

STARWOOD CAPITAL, LLC

Notes to Statement of Financial Condition
December 31, 2021

Note 1.   Nature of Business and Significant Accounting Policies

Nature of business: Starwood Capital, LLC, (the "Company"), was incorporated in the state of Delaware on August 1, 2007. The Company is registered as a broker-dealer with the Securities and Exchange Commission and became a member of the Financial Industry Regulatory Agency ("FINRA") on July 24, 2008.   The Company's revenue is derived from fees associated with fundraising activities for affiliated private equity funds that focus primarily on investments in real estate, and are based on expenses incurred by the Company. Starwood Capital Group Holdings, LP ("Holdings"), solely owns the Company.

The Company serves as a dealer manager for Starwood Real Estate Income Trust, Inc. ("SREIT"), a U.S. Securities and Exchange Commission ("SEC") registered Real Estate Investment Trust ("REIT"), with an offering (the "Offering") of up to $5,000,000,000 in shares of common stock.

A summary of the Company's significant accounting policies follow:

Basis of accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash: Cash is comprised of cash in two checking accounts and one payroll account. From time to time, the Company's account balances held at a financial institution exceed Federal Deposit Insurance Corporation ("FDIC") insurance coverage and, as a result, there is a concentration of credit risk related to the balance on deposit in excess of FDIC insurance coverage. The Company believes that the risk of loss is not significant.

Fixed assets: Fixed assets consist of ownership interests in leasehold improvements, furniture and fixtures, and computer equipment and are recorded at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the shorter of the assets' estimated useful lives of 5 years for furniture and fixtures, and 3-5 years for computer equipment, or the term of the lease.

Income taxes: The Company is organized as a Limited Liability Corporation and any income or loss flows through to the member of the Company. The financial statements therefore, do not include a provision for income taxes.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2.   Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital requirements ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or member distributions made if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $1,435,499, which is $1,030,333 in excess of its required net capital of $405,166, and a ratio of aggregate indebtedness of 423.37%. The Company does not hold or handle customers cash or securities. Therefore, the Company has no obligations under SEC Rule 15c3-3.

Note 3.   Related Party Transactions

The Company rents its Connecticut office under a sublease with Starwood Headquarters, L.L.C. under a sublease with Starwood Capital Operations, L.L.C., which is an affiliated entity (See Note 6).

The Company is allocated a portion of shared general and administrative expenses under an Expense Allocation Agreement ("2009 Agreement") with Starwood Capital Operations, L.L.C. dated November 12, 2009.

STARWOOD CAPITAL, LLC

Notes to Statement of Financial Condition
December 31, 2021

Under the 2009 Agreement, personnel costs and shared office expenses are allocated based upon allocation percentages as specified in the 2009 Agreement.

The Company is allocated a portion of additional shared general and administrative expenses under an Administrative Services Agreement ("2018 Agreement") with Starwood Capital Operations, L.L.C. dated August 14, 2018. Under the 2018 Agreement, personnel costs and shared office expenses are allocated based upon headcount as specified in the 2018 Agreement.

The Company recorded $3,547,271 as due from affiliates as of December 31, 2021 related to accrued shareholder service fees. This amount was received in January 2022.

The Company recorded an accounts receivable – related party in the amount of $396,010 related to reimbursement revenue due at December 31, 2021.

Note 4.   Fixed Assets

At December 31, 2021, fixed assets consisted of the following:

Fixed Assets

Furniture & fixtures	$	108,345
Computer equipment		148,786
		257,131
Accumulated depreciation		(200,590)
Fixed assets, net	$	56,541

Note 5.   Income Taxes

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year on the tax returns of the individual members. With few exceptions, the Company is no longer subject to U.S. Federal or state and local tax examinations by tax authorities for years before 2018. Management has determined that there are no material uncertain tax positions.

Note 6.   Leases

The Company leases office space from a related company, in Greenwich, Connecticut ("CT"), under a sublease expiring July 2023. The Company leases additional office space in Arlington, Virginia ("VA") effective December 2017 under a lease expiring July 2023. The aggregate minimum future payments under the leases are as follows:

	TOTAL		CT		VA
2022	255,639		17,272		238,367
2023	152,472		10,250		142,222
2024	-		-		-
Aggregate minimum future payments	$ 408,111	$	27,522	$	380,589
Present value adjustment	(8,522)				
Lease liabilities	$ 399,589				

STARWOOD CAPITAL, LLC

Notes to Statement of Financial Condition
December 31, 2021

In 2018, a letter of credit facility in the amount of $73,934 was extended by a major financial institution to an affiliate of the Company, Starwood Capital Group Operations, LLC, to satisfy the security deposit requirement of the Virginia office lease.

Note 7.   Novel Coronavirus

The impact of the novel coronavirus ("COVID-19") pandemic has rapidly evolved around the globe, causing disruption in the U.S. and global economies. Although the global economy began reopening in 2021 and robust economic activity has supported a continued recovery, the emergence of new variants has contributed to setbacks to the recovery in the U.S. and abroad. Future outbreaks could have an adverse impact on the Company's financial statements.

Note 8.   Subsequent Events

The Company has performed an evaluation of subsequent events through February 28, 2022, the date that these financial statements were available to be issued, and there are no subsequent events that would require adjustments to or disclosure in the financial statements.